EXHIBIT 99.22

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release June 2, 2003 Symbol: ORZ.TSX

MORE DRILL RESULTS FROM NEW GOLD DISCOVERY AT BONDI
Intersected 5.3 gAu/t over 18m
Gold mineralized zone over 800m in length

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that it has completed its initial 41 hole, 2250m Reverse Circulation (RC) drill program on its Bondi property in Burkina Faso, West Africa. The results indicate a gold mineralized corridor over 800 metres in length with horizontal widths up to 25m. The program was designed to test the zone with a fence of two to three holes on average every 75m along the trend. Highlights of the drilling on the 12 fences drilled are listed in the table below. In addition to the results released on May 30th 2003, significant intersections include 5.1 gAu/t over 16m in hole BDRC22 and 5.3 gAu/t over 18m in hole BDRC08. Note that some drill holes either started or ended in mineralization and therefore do not necessarily reflect the actual width of the zone. Please visit the Orezone website for an interpretation of the zone’s thickness and grades including plan maps and cross sections.

“This was the first round of drilling to test a portion of a 4km target and the resulting grades and widths in this system have exceeded our expectations. We plan to do more surface work including trenching, geological mapping and surface magnetics prior to the next round of drilling in the fourth quarter,” notes Jeff Ackert, VP of Exploration and qualified person for Orezone.

Orezone has an option to earn a 100% interest in Bondi and owns a 100% interest in the two adjoining permits immediately to the north of Bondi for a total area of over 1000km² and a mineralized trend of over 45 km.

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Hole       East     North    Azimuth    Dip     Length   From     To     Grade     Width   Section
           UTM      UTM      (degree) (degree)     M      m       m      gAu/t       M
---------------------------------------------------------------------------------------------------
BDRC01    434784   1207357     300      -50       66      40      66      4.02      26m      0+00
BDRC02    434746   1207366     300      -50       54       0      20      2.47      20m      0+00
BDRC03    434717   1207380     300      -50       54     No significant assays, west of      0+00
                                                         zone
BDRC04    434687   1207394     300      -50       60     No significant assays, west of      0+00
                                                         zone
BDRC05    434665   1207416     300      -50       60       4      16      1.70      12m      0+00
BDRC05    And                                             32      38      1.16       6m      0+00
BDRC24    434728   1207379     120      -50       72      16      58      3.78      42m      0+00
BDRC25    434728   1207379     120      -50       72     No significant assays, south of     0+00
                                                         zone
BDRC10    434661   1207476     300      -50       72     No significant assays,  west of     0+50N
                                                         zone
BDRC11    434618   1207485     300      -50       54     No significant assays,  west of     0+50N
                                                         zone
BDRC21    434813   1207421     300      -50       72      64      72      3.70       8m      0+50N
BDRC22    434780   1207442     300      -50       60       0      16      5.11      16m      0+50N
BDRC23    434749   1207455     300      -50       60     No significant assays, west of      0+50N
                                                         zone
BDRC28    434770   1207306     300      -50       54      36      54      1.94      18m      0+50S
BDRC29    434743   1207324     300      -50       48       0      18      2.38      18m      0+50S
BDRC26    434761   1207362     120      -50       24      44      64      2.07      20m      1+00S
BDRC27    434722   1207267     300      -50       48     No significant assays,west of       1+00S
                                                         zone
BDRC06    434850   1207479     300      -50       72     No significant assays,  east of     1+50N
                                                         zone
BDRC07    434805   1207494     300      -50       24      16      24      6.41       8m      1+50N
BDRC08    434803   1207502     300      -50       60       0      18      5.29      18m      1+50N
BDRC08    And                                             30      38      1.27       8m      1+50N

Summary of RC Drill Results from Orezone’s Bondi Property, June 2, 2003
Continued

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Hole       East     North    Azimuth    Dip     Length   From     To     Grade     Width   Section
           UTM      UTM      (degree) (degree)     M      m       m      gAu/t       M
---------------------------------------------------------------------------------------------------
BDRC01    434784   1207357     300      -50       66      40      66      4.02      26m     0+00

BDRC09    434777   1207513     300      -50       30       8      10      7.1        2m     1+50N
BDRC30    434743   1207208     300      -50       60      46      50      2.00       4m     1+50S
BDRC31    434712   1207226     300      -50       48     No significant assays,  west       1+50S
                                                         of zone
BDRC12    434859   1207570     300      -50       60     No significant assays,  east of    2+00N
                                                         zone
BDRC13    434826   1207582     300      -50       54       2      10      2.18       8m     2+00N
BDRC13      And                                           20      28      1.97       8m     2+00N
BDRC14    434798   1207595     300      -50       48     No significant assays,  west of    2+00N
                                                         zone
BDRC32    434724   1207154     300      -50       60     No significant                     2+00S
                                                         assays
BDRC33    434700   1207183     300      -50       48     No significant                     2+00S
                                                         assays
BDRC19    434867   1207682     300      -50       54      12      30      1.08      18m     3+50N
BDRC19      And                                           38      46      6.83       8m     3+50N
BDRC20    434838   1207700     300      -50       66       0       2      4.78       2m     3+50N
BDRC15    434892   1207793     300      -50       24      14      20      5.04       6m     4+50N
BDRC16    434857   1207815     300      -50       48     No significant assays,  west of    4+50N
                                                         zone
BDRC17    434927   1207896     300      -50       54      24      28      2.28       4m     5+50N
BDRC18    434900   1207908     300      -50       48     No significant assays,  west of    5+50N
                                                         zone
BDRC34    434951   1207950     300      -50       54     No significant                     6+00N
                                                         assays
BDRC35    434911   1207971     300      -50       48     No significant                     6+00N
                                                         assays

Note:  Samples were collected every 2m down the hole and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, triplicates and standards.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

For further information, please contact:
Ron Little, President & CEO
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com